EXHIBIT 99.1

Hut 8 provides update on North Bay Facility

This news release constitutes a "designated news release" for purposes of the Company's prospectus supplement dated August 17, 2022 to its short form base shelf prospectus dated August 5, 2022.

TORONTO, March 28, 2023 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or the "Company"), announces that it has served and filed an amended statement of claim in the Ontario Superior Court of Justice (the "Amended Claim") against Validus Power Corp. and its subsidiary, Bay Power Corp. (collectively, "Validus"), a third-party supplier of energy to the Company's mining facility in North Bay, Ontario.

The Amended Claim relates to the Company's ongoing and previously disclosed dispute with Validus in respect of Validus' failure to meet its contractual obligations under the power purchase agreement it entered into with the Company. In addition to the claims set out in the original statement of claim, the Amended Claim, among other things, adds claims involving the associated lease between the Company and Validus at the Company's mining facility in North Bay, Ontario to include a claim for unlawful termination by Validus of the aforementioned lease.

The Company does not intend to make additional comments on this subject unless otherwise determined to be appropriate.

About Hut 8

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0 and bridging the nascent and traditional high performance computing worlds. With two operational digital asset mining sites located in Southern Alberta, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any digital asset miner or publicly-traded company globally. With over 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and predominantly emission-free sources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8was the first Canadian digital asset miner to list on the Nasdaq Global Select Market. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions. In addition, any statements in this press release that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to the Amended Claim and the expected outcome of any proceedings related to Validus.

Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin network, further development and acceptance of the Bitcoin network, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to digital asset exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of digital assets, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, including risks  related to the legal proceedings with Validus and regarding  the  Amended Claim and any future legal proceedings with respect to the Company's North Bay facility, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements,  failure to achieve intended benefits of power purchase agreements, potential for interrupted delivery, or suspension of the delivery, of energy to the Company's mining sites, and other risks related to the digital asset and data centre business. For a complete list of the factors that could affect the Company, please see the "Risk Factors" section of the Company's Annual Information Form dated March 9, 2023, and Hut 8's other continuous disclosure documents which are available on the Company's profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this press release should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8's future decisions and actions will depend on management's assessment of all information at the relevant time. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE Hut 8 Mining Corp

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For further information: Investor contact: Sue Ennis, sue@hut8.io; Media contact: Yamini Coen, Yamini.coen@hut8.io

CO: Hut 8 Mining Corp

CNW 06:30e 28-MAR-23